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                               August 18, 2023

       Ignacio Rosado
       Chief Executive Officer
       Nexa Resources S.A.
       37A, Avenue J.F. Kennedy
       L-1885, Luxembourg
       Grand Duchy of Luxembourg

                                                        Re: Nexa Resources S.A.
                                                            Form 20-F for the
Fiscal Year ended December 31, 2022
                                                            Filed March 20,
2023
                                                            Response letter
dated July 14, 2023
                                                            File No. 001-38256

       Dear Ignacio Rosado:

              We have reviewed your July 14, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 16, 2023 letter.

       Form 20-F for the Fiscal Year ended December 31, 2022

       Executive Summary , page 99

   1. We note that you have proposed various revisions in response to our prior comments though prefer to limit
compliance with the disclosure requirements cited in our prior comments to future
filings. However, given the nature and extent of the disclosure deficiencies, and the
additional concerns outlined in the comments in this letter, it appears that you will need to
amend your filing to include all of the required information.

                                                        We suggest that you
submit a draft marked-amendment to the annual report for review in advance of filing the
amendment. Please include all of the revisions proposed in your
 Ignacio Rosado
FirstName  LastNameIgnacio Rosado
Nexa Resources   S.A.
Comapany
August  18, NameNexa
            2023      Resources S.A.
August
Page 2 18, 2023 Page 2
FirstName LastName
         prior response letter and the additional information or incremental revisions that will be necessary to address the comments in this letter.
Operating and Financial Review and Prospects
Results of Operations, page 110

2. We note that in response to prior comment five you refer to various disclosures pertaining to changes in net revenues and cost of sales, which quantify and generally attribute the overall change to particular factors, such as being "primarily due to the increase in the
         LME prices" for 2022 revenues, or "primarily due to the higher zinc price" and "higher sales volumes of copper, lead, and silver" for 2021 revenues; and although you discuss some changes in minerals production, you have not quantified the change in revenues that are attributable to the volumetric changes, or separately to changes in prices, nor addressed material offsetting changes within these categories of revenues.

         Item 5 of Form 20-F requires a quantitative and qualitative description of the reasons underlying material changes, including where material changes within a line item off set one another, to the extent necessary for an understanding
of the company   s
         business as a whole. Item 5.A.1. also stipulates that when there are material changes from period to period in net sales or revenue, you must "describe the extent to which such changes are attributable to changes in prices or to changes in the volume....'

         Given that you reported a 15.7% increase in revenues for 2022 and a 34.4% increase in revenues for 2021, it appears these disclosures should be provided. However, if you believe the information would not be material, tell us how you have formulated your view and submit the underlying numerical analysis of these details for review.
Non-IFRS Measures and Reconciliation, page 115

3. We note your disclosure on page 115 stating that Adjusted EBITDA is both "a useful measure of our performance" and a measure that "reflects our cash generation potential from our operational activities," i.e. a measure that would generally be regarded as a measure of liquidity. However, in the sentence that follows this disclosure you also state that your measures of Adjusted EBITDA should not be considered as indicators of operating performance or as measures of liquidity.

         Given your focus on the cash generation potential of this non-GAAP measure in the disclosure referenced above and among the rationale provided for various adjustments in your response to prior comment seven, considering also your depiction of the measure within your segment disclosures, it appears that your measure of consolidated Adjusted
         EBITDA constitutes both a liquidity measure and a performance measure.

         You should adhere to the compilation requirements in Item 10(e)(1)(ii)(A) and (B) of
         Regulation S-K in presenting your measure of consolidated Adjusted EBITDA outside of your financial statements. Given your use of the term in presenting segment disclosures,
 Ignacio Rosado
FirstName  LastNameIgnacio Rosado
Nexa Resources   S.A.
Comapany
August  18, NameNexa
            2023      Resources S.A.
August
Page 3 18, 2023 Page 3
FirstName LastName
         you will need to select a different label for the consolidated measure, or select a different label for the segment measures, where adjustments made in the compilation of the segment measures are not permissible in presenting the consolidated measure.

         Please revise your descriptions and compilations of the non-GAAP measure to resolve conflicting statements of its characterization and utility.
4. We note that in response to prior comment seven you explain how adjustments made to exclude the effects of certain transactions from your consolidated measure of Adjusted
         EBITDA are consistent with your definition of this non-GAAP measure, which provides that you may elect to exclude the effects of any transactions that you believe are not indicative of normal operating activities or that do not necessarily occur on a regular basis.

         However, your descriptions of the items excluded based on this rationale include items
         "not intended to minimize operational volatility risks," items that "do not reflect the purpose" of your operations, items that do not reflect your "intention and capacity to generate cash," items that "did not reflect the cash generation capacity and performance of
         [your] future commercial operations," items that are "not an effectively revenue and cash generating item," and items that have "more of a financial effect than an operational one."
         You indicate that you intend to include these or similar explanations in the notes to your financial statements along with your segment disclosures in future filings.

         We believe that you will need to more thoroughly describe the accounting policies applied to the preparation of your segment measures of performance that differ from those that are required for a fair presentation by IFRS as issued by the IASB, to comply with paragraph
         27(b) of IFRS 8. For example, you should explain how your criteria of intention, purpose, capacity, financial effect, and operational impact are established and defined in a manner that ensures these are applied in a consistent manner in compiling the segment measures of performance that are presented to your CODM. You should adhere to the guidance in paragraph 17(b) of IAS 1 in formulating your description of these accounting policies, as to providing relevant, reliable, comparable and understandable information.

         Please submit the revisions that you propose to address these disclosure requirements.
5. With regard to your presentation of consolidated Adjusted EBITDA outside of the financial statements we believe that you will need to adhere to the requirements in Item
         10(e)(1)(ii)(A) and (B) of Regulation S-K, which prohibit adjustments in compiling non-
         GAAP liquidity measures of items that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, and prohibit adjustments in compiling a non-GAAP performance measure of items that are characterized as non-recurring, infrequent or unusual, when similar items are reasonably likely to recur within two years or had occurred within the prior two years.

         As your exclusion of items based on intention, purpose, capacity, financial effect, and operational impact appear to depict the excluded activity as unusual relative to your
 Ignacio Rosado
FirstName  LastNameIgnacio Rosado
Nexa Resources   S.A.
Comapany
August  18, NameNexa
            2023      Resources S.A.
August
Page 4 18, 2023 Page 4
FirstName LastName
         classification of the corresponding activity within your Statements of Operations under
         IFRS as issued by the IASB, such adjustments would not appear to be appropriate if any similar charge had occurred or is reasonably likely to reoccur within the two-year periods utilized in the compilation guidance referenced above. As adjustments to exclude items because they do not necessarily occur on a regular basis depict the items as infrequent, these will likewise be subject to this manner of limitation.

         Please address these requirements for each adjustment made in compiling your non-
         GAAP performance and liquidity measures, as reflected in your consolidated measure of
         Adjusted EBITDA. If you wish to recharacterize your adjustments or rationale in support of any adjustments that would otherwise need to be removed, submit the disclosure revisions that you propose to clarify how the nature of the item is not unusual or not infrequent in your view, and how any criteria utilized to identify and exclude the item has been established and applied consistently from period-to-period.

         If you wish to recharacterize your measure of consolidated Adjusted EBITDA as either a liquidity or performance measure, also submit the revisions that you believe would clarify and support your characterization of the measure; it should be clear how your descriptions of and the adjustments made in compiling the measure are fully consistent with the accounting concepts of performance or liquidity as applicable, in your view.
6. We note from your response to prior comment eight that you believe the adjustment for
            Aripuan   pre-operating expenses and ramp-up impacts' is
appropriate in part because
         these expenses "are not expected to exist after the project reaches commercial production"
         and therefore "should not be considered a recurring expense."

         You further explain that the ramp-up phase of the project with which these expenses associated "should be considered as an unusual and infrequent event"
because Aripuan   is
         your only greenfield project in recent years, and that greenfield constructions are not as frequent due to the large investment they require.

         However, on pages 14 and 100 of your filing you have disclosures stating "We must continue to invest capital to...develop our greenfield projects pipeline in order to sustain and grow production," and "In terms of greenfield projects, we direct continuous efforts to define the expansion of the known mineralization and identify new mineralized zones in regional prospective trends, with emphasis on Hilari n and Namibia."

         The interpretive guidance in the answer to C&DI question 100.01 explains that an operating expense that occurs repeatedly or occasionally, including at irregular intervals, would be regarded as recurring, relative to the compilation limitation in Item
         10(e)(1)(ii)(B) of Regulation S-K.

         Given that you have reported similar expenses for each of the last three fiscal years, and considering your disclosures indicating that pre-operating and ramp-up expenses for other greenfield projects are reasonably likely to be incurred in future periods, these adjustments
 Ignacio Rosado
Nexa Resources S.A.
August 18, 2023
Page 5
         would not be permissible in compiling the consolidated measure of Adjusted EBITDA outside of your financial statements, based on your stated rationale. Please submit the revisions that you propose to adhere to these requirements.

        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Karl
Hiller, Branch Chief, at (202) 551-3686 if you have any questions.



FirstName LastNameIgnacio Rosado                              Sincerely,
Comapany NameNexa Resources S.A.
                                                              Division of
Corporation Finance
August 18, 2023 Page 5                                        Office of Energy
& Transportation
FirstName LastName